Exhibit 99.28

BUSINESS ACQUISITION REPORT

Form 51-102F4

Item 1 - Identity of the Company

1.1	Name and Address of the Company

Concordia Healthcare Corp. (the “Company”)

277 Lakeshore Road East

Suite 302

Oakville, Ontario

L6J 1H9

1.2	Executive Officer

For further information in respect of this report and the significant acquisition described herein, please contact:

Leith J. Tessy

Chief Financial Officer and Secretary of the Company

(905) 842-5150

Item 2 - Details of Acquisition

2.1	Nature of Business Acquired

On September 30, 2014, the Company, through its wholly owned subsidiary Concordia Pharmaceuticals Inc. (“CPI”), completed the acquisition of Zonegran® from Eisai Inc. (“Eisai”), for commercialization and sale in the United States, including Puerto Rico, pursuant to the terms and conditions of an asset purchase agreement between Eisai and CPI dated September 3, 2014. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

2.2	Date of the Acquisition

The effective date of the acquisition of Zonegran® was September 30, 2014 (the “Closing Date”). The date of acquisition for accounting purposes is the Closing Date.

2.3	Consideration

The Company, through CPI, acquired Zonegran® for total cash consideration of USD$91,402,258 which included $1,402,258 in purchased inventory.

Management paid for the acquisition through debt financing. In this respect, the Company entered into an incremental senior credit facility of USD$95,000,000 by way of an amendment and restatement of its existing credit agreement with GE Capital, Healthcare Financial Services, as agent, the Company, as borrower, certain credit parties thereto and certain lenders thereto (the “Amended and Restated Credit Agreement”). All of the Company’s obligations under the Amended and Restated Credit Agreement are secured by the assets of the Company and the assets of its material subsidiaries.

2.4	Effect on Financial Position

The acquisition of Zonegran® complements the Company’s Legacy Pharmaceutical Division. The Company has no current plans or proposals for material changes in its business affairs or the affairs of Zonegran®, which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not applicable.

2.6	Parties to the Acquisition

The acquisition did not involve an informed person, associate or affiliate of the Company.

2.7	Date of Report

This report is dated December 12, 2014.

Item 3 - Financial Statements

The following financial statements have been included with this report:

(a)	Schedule A: Audited carve out financial statements for Zonegran® for the year ended March 31, 2014 and unaudited carve out financial statements for Zonegran® for the year ended March 31, 2013 and the six months ended September 30, 2014 and 2013.

(b)	Schedule B: Unaudited pro forma consolidated income statement of the Company for the nine months ended September 30, 2014 and unaudited pro forma consolidated income statement of the Company for the year ended December 31, 2013.

SCHEDULE A

ZONEGRAN PRODUCT LINE

OF EISAI INC.

Carve Out Financial Statements

(in U.S. Dollars)

For the Six Months Ended September 30, 2014 and 2013

And For the Years Ended March 31, 2014 and 2013

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ZONEGRAN PRODUCT LINE OF EISAI INC.

Table of Contents

Page

INDEPENDENT AUDITORS’ REPORT	3 - 4

Financial Statements:
Carve out Balance Sheets	5
Carve out Statements of Operations	6
Carve out Statements of Changes in Net Investment	7
Carve out Statements of Cash Flows	8
Notes to Carve out Financial Statements	9 -17

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Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario
M5H 4C7 Canada
INDEPENDENT AUDITOR’S REPORT
T. 416.480.0160
F. 416.480.2646
To the Directors of Concordia Healthcare Corp.
www.collinsbarrow.com

We have audited the accompanying carve out financial statements of the Zonegran Product Line of Eisai Inc. as described in note 1 to the carve out financial statements, which comprise the carve out balance sheet as at March 31, 2014, and the related carve out statements of operations, changes in net investment, and cash flows for the year ended March 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Carve out Financial Statements

Management is responsible for the preparation and fair presentation of these carve out financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines necessary to enable the preparation of carve out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these carve out financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined carve out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve out financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the carve out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the carve out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve out financial statements referred to above present fairly, in all material respects, the carve out financial position of the Zonegran Product Line of Eisai Inc. as of March 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This office is independently owned and operated by Collins Barrow Toronto LLP. The Collins Barrow trademarks are used under license.

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Other Matters

The carve out financial statements for the Zonegran Product Line of Eisai Inc. at March 31, 2013 were not audited or reviewed by us. Consequently, we take no responsibility for these carve out financial statements.

Collins Barrow Toronto LLP

Licensed Public Accountants

Chartered Accountants

December 12, 2014

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ZONEGRAN PRODUCT LINE OF EISAI INC.

Carve out Balance Sheets

As of September 30, 2014 and 2013 and March 31, 2014 and 2013

(U.S. dollars in thousands)

	Unaudited		Audited	Unaudited
	September 30, 2014	September 30, 2013	March 31, 2014	March 31, 2013
ASSETS
Current Assets:
Accounts receivable-trade, net [note 1]	$3,727	$3,051	$3,012	$3,191
Inventories [note 3]	5,233	5,457	5,390	6,046
Prepaid expenses and other current assets [note 1]	65	170	123	74
Deferred income taxes [note 9]	510	761	1,013	610

Total current assets	9,535	9,439	9,538	9,921

Non-Current Assets:
Property and equipment - net [note 4]	333	373	335	272
Intangible asset - net [note 5]	—	3,249	464	6,033
Other assets [notes 1 and 3]	3,909	3,270	3,134	2,796
Deferred income taxes [note 9]	17,143	19,634	18,836	20,424

Total Assets	$30,920	$35,965	$32,307	$39,446

LIABILITIES AND NET INVESTMENT
Current Liabilities:
Accounts payable - trade [note 6]	$—	$—	$—	$2,399
Accounts payable - Parent [note 10]	141	—	47	118
Accounts payable - other [note 1]	60	12	17	12
Accrued rebates [note 7]	8,403	7,118	8,138	6,390
Accrued expenses [note 1]	1,399	1,964	2,556	1,437
Taxes payable	1,199	874	2,047	2,054

Total Current Liabilities	11,202	9,968	12,805	12,410

Net investment	19,718	25,997	19,502	27,036

Total Liabilities and Net Investment	$30,920	$35,965	$32,307	$39,446

See accompanying notes to carve out financial statements

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ZONEGRAN PRODUCT LINE OF EISAI INC.

Carve out Statements of Operations

For the Six Months Ended September 30, 2014 and 2013 and for the

Years Ended March 31, 2014 and 2013

(U.S. dollars in thousands)

	Unaudited		Audited	Unaudited
	Six Months Ended September 30,		Years Ended March 31,
	2014	2013	2014	2013

Net sales	$12,378	$10,565	$22,123	$21,974

Cost of goods sold	1,774	5,610	11,075	11,112

Gross profit	10,604	4,955	11,048	10,862

Operating expenses:
Selling expenses	334	407	838	894
General and administrative expenses	1,393	868	2,284	1,686

Total operating expenses	1,727	1,275	3,122	2,580

Operating Income	8,877	3,680	7,926	8,282

Other income (expense)	(90)	202	306	(199)

Income before income taxes	8,787	3,882	8,232	8,083

Income taxes [note 9]	3,376	1,510	3,206	3,147

Net income	$5,411	$2,372	$5,026	$4,936

See accompanying notes to carve out financial statements

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ZONEGRAN PRODUCT LINE OF EISAI INC.

Carve out Statements of Changes in Net Investment

For the Six Months Ended September 30, 2014 and 2013 and for the

Years Ended March 31, 2014 and 2013

(U.S. dollars in thousands)

	Unaudited		Audited	Unaudited
	September 30,	September 30,	March 31,	March 31,
	2014	2013	2014	2013

Net investment - beginning of period	$19,502	$27,036	$27,036	$36,920

Net income	5,411	2,372	5,026	4,936

Net Distributions to Eisai Inc.	(5,195)	(3,411)	(12,560)	(14,820)

Net investment - end of period	$19,718	$25,997	$19,502	$27,036

See accompanying notes to carve out financial statements

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ZONEGRAN PRODUCT LINE OF EISAI INC.

Carve out Statements of Cash Flows

For the Six Months Ended September 30, 2014 and 2013 and for the

Years Ended March 31, 2014 and 2013

(U.S. dollars in thousands)

	Unaudited		Audited	Unaudited
	September 30,	September 30,	March 31,	March 31,
	2014	2013	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,411	$2,372	$5,026	$4,936
Adjustments to reconcile net income to net cash provided operating activities:
Amortization of intangible asset [note 5]	464	2,784	5,569	5,569
Deferred income taxes	2,196	639	1,185	1,118
Other non-cash adjustments	6	(94)	(70)	58
Changes in operating assets and liabilities:
Accounts receivable - trade, net	(719)	133	186	195
Inventories [note 3]	157	589	656	1,387
Prepaid expenses and other current assets	58	(96)	(49)	(37)
Other assets	(775)	(474)	(338)	(2,796)
Accounts payable - trade and other [note 6]	43	(2,399)	(2,394)	1,281
Accounts payable - Parent [note 10]	94	(118)	(71)	118
Accrued rebates [note 7]	265	728	1,748	2,830
Accrued expenses	(1,157)	527	1,119	1,128
Taxes payable [note 9]	(848)	(1,180)	(7)	(967)

Net cash provided by operating activities	5,195	3,411	12,560	14,820

CASH FLOWS FROM FINANCING ACTIVITIES

Net distributions to Eisai Inc.	(5,195)	(3,411)	(12,560)	(14,820)

NET CHANGE IN CASH DURING THE PERIOD	—	—	—	—

CASH - Beginning of period	—	—	—	—

CASH - End of period	$—	$—	$—	$—

See accompanying notes to carve out financial statements

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

1.	Basis of Presentation

The accompanying carve out financial statements have been prepared under Generally Accepted Accounting Principles in the United States of America (“GAAP”) on the historical cost basis and are presented in U.S. dollars. Eisai Inc. (the “Company”) is a wholly-owned subsidiary of Eisai Corporation of North America (“ECA”) which is, in turn, a wholly-owned subsidiary of Eisai Co., Ltd. (“ECL” or “Parent”), a Japanese corporation. The Company is an integrated pharmaceutical business with discovery, clinical, manufacturing and marketing capabilities whose key areas of focus include oncology and specialty care products (neurology and metabolic disorders). The Company is also engaged in pharmaceutical research and development on behalf of ECL and other affiliated companies.

In September 2014, the Company entered into an Asset Purchase Agreement and agreed to sell its Zonegran Product Line in the U.S. and Puerto Rico to Concordia Pharmaceuticals Inc. (“Concordia”). Zonegran is an adjunctive therapy pharmaceutical drug that is used in the treatment of partial seizures in adults with epilepsy. Concurrent with entering into the Asset Purchase Agreement, the Company entered into a long-term Supply Agreement to supply Concordia with Zonegran finished goods for an initial term of 10 years and shall automatically renew for successive two-year periods unless cancelled earlier by Concordia.

These carve out financial statements are not necessarily indicative of the financial position, results of operations or cash flows that would have been attained if the Zonegran Product Line were owned by a separate legal entity as of and during the periods presented and are therefore not necessarily indicative of future financial position, results of operations and cash flows. The accompanying carve out financial statements reflect assets, liabilities, revenues and expenses directly attributable to the Zonegran Product Line as well as allocations deemed reasonable by management to present the carve out financial statements on a carve out basis. The carve out financial statements have been derived from the financial statements of ECA. The Company has applied the following methodologies for allocation and presentation of assets, liabilities, revenues and expenses:

Carve out Balance Sheets:

•	Inventories, intangible asset - net, other assets, accounts payable and accrued rebates have been included in the carve out financial statements based on the Company’s existing accounting records specific to these assets and liabilities.

•	Accounts receivable trade - on average, the Company’s days-sales-outstanding of accounts receivable is 35 days. The balances shown in the carve out balance sheets represent the ratio of 35 days over the number of days in the quarters ending September 30, 2014 and 2013 and March 31, 2014 and 2013 multiplied by the Zonegran sales for the respective quarter. Allowances for doubtful accounts associated with these receivables are allocated based on the ratio of Zonegran sales to all Company sales.

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

Carve out Balance Sheets (continued):

•	Prepaid expenses and other current assets, property and equipment – net, accrued expenses and taxes payable include allocation methodologies based on proportionate sales; direct labor ratios or overhead ratios depending on the type of asset or liability.

•	Deferred income taxes are determined by actual computations in accordance with applicable accounting standards on accounting for income taxes as applied to the carve out assets and liabilities.

Carve out Statements of Operations:

•	Net sales, cost of goods sold and selling expenses are based on the Company’s existing accounting records specific to the sales and expenses.

•	General and administrative expenses and other income (expense) are allocated based on proportionate sales.

•	The provisions for income taxes are determined by actual computations in accordance with applicable accounting standards on accounting for income taxes as applied to the carve out financial statements.

The accompanying carve out balance sheets present no cash position since the cash management of the Zonegran Product Line was centralized within Eisai Inc. The net result of all cash transactions is assumed to be distributed to Eisai Inc. or contributed by Eisai Inc. and is presented under the caption “net distributions” as part of its net investment.

2.	Summary of Significant Accounting Policies

Inventories — Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed by the straight-line method over the estimated useful lives of the related assets or the lease term, if shorter.

Impairment of Long-Lived Assets — Current facts or circumstances are periodically evaluated to determine if the carrying value of long-lived assets may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows generated by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset’s fair value and its carrying value. An estimate of the asset’s fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

Intangible Asset — Intangible asset includes a license to the Zonegran product rights and is recorded at cost, net of accumulated amortization. Amortization of the intangible asset is computed on a straight-line basis over its estimated useful life. The estimated useful life is determined based on the period in which the asset is expected to contribute to future cash flows. The intangible asset is tested for impairment when facts and circumstances suggest that the carrying value of the asset may not be recoverable. If the carrying value exceeds the projected undiscounted pre-tax cash flows of the intangible asset, an impairment loss equal to the excess of the carrying value over the estimated fair value of the asset is recognized. Amortization of the intangible asset is included in cost of goods sold.

Fair Value Measurements — The Company utilizes the fair value hierarchy to apply fair value measurements. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair values that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The basis for fair value measurements for each level within the hierarchy is described below:

Level 1 — Quoted prices for identical assets or liabilities in active markets.

Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs to the valuation model are unobservable.

Revenue Recognition — Net product sales are recognized when title and risk of loss passes to the customer and collectability is reasonably assured and when reliable estimates of discounts, rebates, chargebacks, and returns can be made. Product sales are reported net of sales incentives, discounts, and rebates. Sales incentives are recorded as a reduction of revenue at the time the related revenue is recorded or when the incentive is offered, whichever is later. Provisions for returns, discounts, and rebates to customers are recorded in the same period the related sales are recorded. The Company determines the provision for Medicaid, Medicare, and other governmental discounts, managed care rebates, Tricare rebates, coupons, and chargebacks based on an estimate of reimbursable prescriptions filled for individuals covered by such programs. These provisions are subject to adjustment based on changes in historical experience and management assumptions as to amounts that will ultimately be paid.

Advertising — Costs for print and digital media advertising are expensed in the period incurred and are included in selling expenses.

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

Income Taxes — The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carve out financial statement and tax bases of assets and liabilities at the applicable tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax benefits are recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by a taxing authority and based upon the technical merits of the tax position. The tax benefit recognized in the carve out financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. Interest costs and penalties related to uncertain tax positions are classified as income tax expense in the carve out statements of operations.

Use of Estimates — The preparation of carve out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the carve out financial statements. In addition, estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include Medicaid, Medicare, and other governmental discounts, managed care rebates, chargebacks, returns, and valuation allowances for accounts receivable, inventories, and deferred tax assets.

3.	Inventories

Inventories consist of the following:

	Unaudited		Audited	Unaudited
	September 30, 2014	September 30, 2013	March 31, 2014	March 31, 2013

Raw materials	$7,462	$5,009	$6,420	$5,847
Semi-finished goods	1,680	2,281	897	1,588
Finished goods	—	1,437	1,207	1,407

	9,142	8,727	8,524	8,842
Less: raw materials classified as non-current other assets	3,909	3,270	3,134	2,796

Inventories	$5,233	$5,457	$5,390	$6,046

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

4.	Property and Equipment

Eisai Inc.’s manufacturing of Zonegran consists of packaging semi-finished products, received from an affiliated company, on a production line that is shared with several other Eisai Inc. products. Property and equipment consist of the following:

		Unaudited		Audited	Unaudited
		September 30,	September 30,	March 31,	March 31,
	Useful Lives	2014	2013	2014	2013
Building improvements, machinery and equipment	5 - 30 years	$650	$654	$618	$452
Less accumulated depreciation		317	281	283	180

Property and equipment - net		$333	$373	$335	$272

Depreciation and amortization expense was $19 for each of the six months ended September 30, 2014 and 2013. Depreciation and amortization expense was $36 and $27 for the years ended March 31, 2014 and 2013, respectively.

5.	Intangible Asset – Net

The intangible asset is comprised of the sales rights to the Zonegran product. The intangible asset was acquired in May 2004 for $117 million and has been amortized on a straight-line basis over an estimated useful life of 10 years. In October 2009, the Company recognized an impairment charge on the intangible asset and established a new basis in the intangible asset. The values of the intangible asset are as follows:

	Unaudited		Audited	Unaudited
	September 30,	September 30,	March 31,	March 31,
	2014	2013	2014	2013

Cost	$117,000	$117,000	$117,000	$117,000
Accumulated amortization	(117,000)	(113,751)	(116,536)	(110,967)

Intangible asset - net	$—	$3,249	$464	$6,033

Amortization expense for the six months ended September 30, 2014 and 2013 was $464 and $2,784, respectively. Amortization expense was $5,569 for each of the years ended March 31, 2014 and 2013.

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

6.	Accounts Payable – Trade

Accounts payable – trade consists of amounts due to Dainippon Sumitomo Pharma, Co. Ltd. for the purchases of raw materials inventory.

7.	Accrued Rebates

Accrued rebates includes accrued liabilities for Medicare, Medicaid and Managed Care rebates, chargebacks, returns, Tri-Care rebates, fee for service and other sales adjustments.

8.	Branded Prescription Drug Fee

In March 2010, legislation under the Patient Protection and Affordable Care Act imposed an annual fee on companies in the pharmaceutical manufacturing industry. The fee ranges from $2.5 billion to $4.1 billion and is allocated across all pharmaceutical companies based on a company’s relative market share of sales of branded prescription drugs to specified U.S. government programs such as Medicare, Medicaid, TRICARE, Department of Veterans Affairs and Department of Defense.

At the time the legislation was enacted, the accounting guidance for pharmaceutical companies was to recognize their respective share of the annual fee in the calendar year only if they had qualifying sales in the following year. The full estimated amount of the obligation was recognized as a liability upon the first qualifying sale in the following year with a corresponding deferred cost that was amortized to operating expense on a straight-line method. In July 2014, the IRS issued final regulations that provide guidance on the annual fee that suggest a company becomes liable for the fee based on sales in the current year rather than the liability only being due upon the first qualifying sale of the following year. As a result of this change, the Zonegran Product Line carve out financial statements reflect a catch-up adjustment in September 2014 to record an additional liability for the current year’s qualifying sales and an expense to write off the unamortized balance of the deferred charge.

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

9.	Income Taxes

A summary of the provision for income taxes for the six months ended September 30, 2014 and 2013 and for the years ended March 31, 2014 and 2013 is as follows:

	Unaudited		Audited	Unaudited
	September 30, 2014	September 30, 2013	March 31, 2014	March 31, 2013

Current:
Federal	$1,069	$792	$1,831	$1,839
State	111	82	190	191

Total current	1,180	874	2,021	2,030

Deferred:
Federal	1,997	578	1,077	1,016
State	199	58	108	101

Total deferred	2,196	636	1,185	1,117

Income tax expense	$3,376	$1,510	$3,206	$3,147

The effective income tax rate of the accompanying carve out statements of operations differs from the federal statutory tax rate due primarily to non-deductible expenses for the excise tax on the sale of branded pharmaceutical products and state income taxes.

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

A summary of the significant components of net deferred tax assets is as follows:

	Unaudited		Audited	Unaudited
	September 30, 2014	September 30, 2013	March 31, 2014	March 31, 2013

Deferred income taxes - current:
Accounts receivable	$4	$4	$2	$2
Inventories	—	17	1	4
Accrued rebates, expenses and Other current liabilities	506	740	1,010	604

Net current deferred tax assets	$510	$761	$1,013	$610

Deferred income taxes - non-current:
Zonegran intangible asset	$17,129	$19,615	$18,818	$20,412
Depreciation	14	19	18	12

Net non-current deferred tax assets	$17,143	$19,634	$18,836	$20,424

The deferred income tax assets are derived primarily from the differences between the book basis and the tax basis of the Zonegran sales rights intangible asset. There were no liabilities for uncertain tax positions as of September 30, 2014 and 2013 and March 31, 2014 and 2013.

10.	Related Party Transactions

ECL performs a toll manufacturing process on Zonegran’s Active Pharmaceutical Ingredient (“API”), an essential raw material component of the Zonegran finished product, at its Kawashima, Japan manufacturing plant. The Company’s affiliate, Eisai Manufacturing, Limited U.K. (“EML”), performs further manufacturing of the semi-finished Zonegran product to convert it into a capsule form on behalf of ECL. The Company’s manufacturing facility in Research Triangle Park, North Carolina packages the Zonegran product into a finished good for commercial sale.

Total purchases from ECL for toll manufacturing services of the Zonegran API for the six months ended September 30, 2014 and 2013 were $329 and $325 respectively. The total amount due to ECL at September 30, 2014 and 2013 was $141 and $0, respectively. The total purchases from ECL for toll manufacturing services of the Zonegran API for the years ended March 31, 2014 and 2013 were $456 and $639, respectively. The total amount due to ECL at March 31, 2014 and 2013 was $47 and $118, respectively.

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Zonegran Product Line of Eisai Inc.

Notes to Carve Out Financials Statements

(U.S. dollars in thousands)

11.	Concentration of Risk

The Company’s sales are concentrated with three large wholesale distributors and make up approximately 95% of the Company’s net product sales and accounts receivable for the six months ended September 30, 2014 and 2013 and for the years ended March 31, 2014 and 2013.

12.	Subsequent Events

The Company has evaluated subsequent events as they relate to the Zonegran Product Line for potential recognition or disclosure through December 12, 2014, the date the carve out financial statements were available to be issued, and has determined that there are no subsequent events that should be reported or disclosed in the accompanying carve out financial statements.

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SCHEDULE B

Concordia Healthcare Corp.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

Concordia Healthcare Corp.

PRO FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited – prepared by management)

For the nine months ended September 30, 2014

(Stated in thousands of U.S. Dollars)

	Concordia Healthcare Corp	Donnatal® Jan 1 - May 15, 2014	Zonegran®	Pro Forma Adjustments	Reference	Pro Forma Consolidated

Revenue	$79,295	$17,607	$17,281	$—		$114,183
Cost of sales	12,904	900	4,311	—		18,115

Gross profit	66,391	16,707	12,970	—		96,068

Operating expenses
General and administrative	14,623	3,280	1,994	—		19,897
Selling and marketing	6,895	1,159	566	—		8,620
Research and development	6,270	94	—	—		6,364
Share-based compensation	3,394	—	—	—		3,394
Business acquisition related costs	12,581	—	—	(11,732)	3(e)	849
Depreciation expense	90	114	—	—		204

Total operating expenses	43,853	4,647	2,560	(11,732)		39,328

Operating income	22,538	12,060	10,410	11,732		56,740

Other income and expense
Interest and accretion expense (income)	8,597	—	—	2,219	3(a)	13,695
				2,879	3(b)
Change in fair value of contingent consideration	2,129	—	—	—		2,129
Amortization of intangible assets	1,740	—	—	—		1,740
Foreign exchange (gain) loss	938	—	—	—		938
Other (income) expense	92	—	38	—		130

Net Income (Loss) before tax	9,042	12,060	10,372	6,634		38,108

Income taxes	1,170	—	3,994	—		5,164

Net Income (Loss)	$7,872	$12,060	$6,378	$6,634		$32,944

Weighted Average number of shares outstanding (000’s)
Basic						24,759
Fully Diluted						26,100

Earnings Per Share
Basic						$1.33
Fully Diluted						$1.26

Concordia Healthcare Corp.

PRO FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited – prepared by management)

For the year ended December 31, 2013

(Stated in thousands of U.S. Dollars)

	Concordia
	Healthcare Corp	Donnatal®	Zonegran®(1)	Pro Forma Adjustments	Reference	Pro Forma Consolidated

Revenue	$40,447	$49,792	$22,123	$—		$112,362
Cost of sales	8,338	2,254	11,075	—		21,667

Gross profit	32,109	47,538	11,048	—		90,695

Operating expenses
General and administrative	8,476	3,795	2,284	—		14,555
Selling and marketing	2,464	3,427	838	—		6,729
Research and development	—	897	—	—		897
Share-based compensation	1,070	—	—	—		1,070
Exchange listing expenses	2,404	—	—	—		2,404
Business acquisition related costs	3,692	—	—	11,732	3(e)	15,424
Depreciation expense	18	259	—	—		277

Total operating expenses	18,124	8,378	3,122	11,732		41,356

Operating income	13,985	39,160	7,926	(11,732)		49,339

Other income and expense
Interest and accretion expense (income)	6,382	—	—	5,972	3(c)	16,212
				3,858	3(d)
Change in fair value of derivative warrants	4,648	—	—	—		4,648
Amortization of intangible assets	120	—	—	—		120
Foreign exchange (gain) loss	129	—	—	—		129
Other (income) expense	(150)	—	(306)	—		(456)

Net Income (Loss) before tax	2,856	39,160	8,232	(21,562)		28,686

Income taxes	425	—	3,206	—		3,631

Net Income (Loss)	$2,431	$39,160	$5,026	$(21,562)		$25,055

Weighted Average number of shares outstanding (000’s)
Basic						10,938
Fully Diluted						11,038

Earnings Per Share
Basic						$2.29
Fully Diluted						$2.27

(1)	The Zonegran® income statement is for the year ended March 31, 2014.

Concordia Healthcare Corp.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

(Stated in thousands of U.S dollars)

1. ACQUISITION OF DONNATAL® AND ZONEGRAN®

Concordia Healthcare Corp. (the “Company” or “Concordia”) is an integrated healthcare company that targets three areas: (a) legacy pharmaceutical products; (b) specialized healthcare distribution that services the growing diabetic market; and (c) the acquisition and/or development of orphan drugs.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations and is also intended to fund the expansion of indications for potential orphan drugs. The specialized healthcare distribution division provides additional growth and cash-flow generation. Additionally, through its registered pharmacy operation, this business is intended to provide a specialty distribution capability for orphan drugs once acquired and/or developed. The three business units were acquired during 2013 and are expected to provide the Company with an increased market share of the related products, as well as savings in costs through economies of scale.

On May 15, 2014, Concordia Pharmaceuticals Inc. (“CPI”), a wholly-owned subsidiary of the Company, completed the purchase of Donnatal®, pursuant to the terms and conditions of an agreement announced previously and entered into on March 19, 2014, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals (“Revive Pharmaceuticals”).

Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis, is available in two formulations: immediate release Donnatal® Tablets, and immediate release Donnatal® Elixir, a fast acting liquid. In addition to the drug, the Company acquired the sales and marketing infrastructure related to the product.

The Company, through CPI, acquired Donnatal® for total consideration of US$329,151 comprised of US$200,000 in cash and an aggregate of 4,605,833 common shares of the Company valued at US$129,151 based on the closing price of the Company’s stock on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD: CAD exchange rate of 1:1.0877.

Management paid for the cash component of the acquisition through a combination of available cash and debt financing. In this respect, the Company entered into a secured credit facility having a principal amount of up to US$195,000, consisting of a US$170,000 term loan and a US$25,000 operating line (the “Credit Facility”) with GE Capital, Healthcare Financial Services and a syndicate of lenders.

On September 30, 2014, Concordia, through its wholly owned subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc. (“Eisai”), pursuant to the terms and conditions of a definitive asset purchase agreement. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

The purchase price paid to Eisai was $91,402 in cash, which included $1,402 for purchased inventory.

Management paid for the acquisition of Zonegran® through debt financing. In this respect, the Company entered into an incremental senior credit facility of USD$95,000 by way of an amendment and restatement of the Credit Facility. All of the Company’s obligations under the amended and restated credit facility are secured by the assets of the Company and the assets of its material subsidiaries.

2. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Concordia have been prepared by management in accordance with International Financial Reporting Standards for inclusion in the business acquisition report dated

December 12, 2014. In the opinion of management, the pro forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described above.

The unaudited pro forma consolidated financial statements of the Company have been compiled from the following financial information:

•	Unaudited interim financial statements of Concordia for the nine months ended September 30, 2014;

•	Audited financial statements of Concordia for the year ended December 31, 2013;

•	Audited carve out financial statements of Donnatal® for the year ended December 31, 2013 and unaudited carve out financial information of Donnatal® for the period January 1, 2014 to May 15, 2014;

•	Audited carve out financial statements of Zonegran® for the year ended March 31, 2014 and unaudited carve our financial statements of Zonegran® for the year ended March 31, 2013 and the six months ended September 30, 2014 and 2013.

The conversion of the Donnatal® and Zonegran® financial statements from US GAAP to IFRS have no material impact.

The Company’s interim balance sheet filed on SEDAR as part of the unaudited interim financial statements of Concordia for the nine months ended September 30, 2014 included the impact of both the Donnatal® and Zonegran® acquisitions. As a result, a pro forma balance sheet as at September 30, 2014 is not required for the purposes of the business acquisition report dated December 12, 2014. The unaudited pro forma consolidated income statements have been prepared as if the transactions described in Note 1 had occurred on January 1, 2013.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or performance of the Company which would have actually resulted had the proposed transactions described in Note 1 and other pro forma adjustments occurred as assumed. Further, these unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or performance that may be attained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the financial information referred to above.

3. PRO FORMA CONSOLIDATED ADJUSTMENTS

The unaudited pro forma consolidated financial statements incorporate the following assumptions:

(a)	The unaudited pro forma consolidated income statement for the nine months ended September 30, 2014 includes an adjustment to increase interest and accretion expense by $2,219 to reflect the impact of the additional debt of $170,000, as described in Note 1, incurred by the Company to finance the acquisition of Donnatal®.

(b)	The unaudited pro forma consolidated income statement for the nine months ended September 30, 2014 includes an adjustment to increase interest and accretion expense by $2,879 to reflect the impact of the additional debt of $95,000, as described in Note 1, incurred by the Company to finance the acquisition of Zonegran®.

(c)	The unaudited pro forma consolidated income statement for the year ended December 31, 2013 includes an adjustment to increase interest and accretion expense by $5,972 to reflect the impact of the additional debt of $170,000, as described in Note 1, incurred by the Company to finance the acquisition of Donnatal®.

(d)	The unaudited pro forma consolidated income statement for the year ended December 31, 2013 includes an adjustment to increase interest and accretion expense by $3,858 to reflect the impact of the additional debt of $95,000, as described in Note 1, incurred by the Company to finance the acquisition of Zonegran®.

(e)	The unaudited pro forma consolidated income statement for the year ended December 31, 2013 includes an adjustment to increase acquisition related costs by $11,732 to reflect legal and advisory fees related to the acquisitions of Donnatal® of $7,883 and Zonegran® of $3,849. The unaudited pro forma consolidated income statement for the nine months ended September 30, 2014 includes an adjustment to decrease acquisition related costs by $11,732.

(f)	The following adjustments were made to reflect Zonegran® on a consistent reporting period:

i.	For the nine months ended September 30, 2014:

	Six months	Plus: three	Nine months
	ended	months ended	ended
	Sep 30, 2014	Mar 31, 2014	Sep 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$12,378	$4,903	$17,281
Cost of sales	1,774	2,537	4,311

Gross profit	10,604	2,366	12,970

Operating expenses
General and administrative	1,393	601	1,994
Selling and marketing	334	232	566

Total operating expenses	1,727	833	2,560

Operating income	8,877	1,533	10,410

Other income and expense
Other (income) expense	90	(52)	38

Net Income (Loss) before tax	8,787	1,585	10,372

Income taxes	3,376	618	3,994

Net Income (Loss)	$5,411	$967	$6,378